SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March 2011	Commission File Number: 1-9059
BARRICK GOLD CORPORATION
(Name of Registrant)
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTICE TO READER
On February 17, 2011, Barrick Gold Corporation (“Barrick”) released its 2010 Year End Management’s Discussion and Analysis (the “MD&A”), and the MD&A was included in the Form 6-K furnished to the Commission by Barrick on February 18, 2011. Subsequent to the release of the MD&A, Barrick noted certain typographical errors in the MD&A. A corrected version of the MD&A is attached as Exhibit 99.1 hereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION
Date: March 7, 2011	By:	/s/ Sybil E. Veenman
		Name:	Sybil E. Veenman
		Title:	Senior Vice President and General Counsel

EXHIBIT

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation Management’s Discussion and Analysis for the Year Ended December 31, 2010